Exhibit 99.2

Consolidated Financial Statements of

BELLUS HEALTH INC.

Years ended December 31, 2019 and 2018

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of BELLUS Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of BELLUS Health Inc. (the "Company") as of December 31, 2019, the related consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 1995.

Montréal, Canada

February 26, 2020

*CPA auditor, CA, public accountancy permit No. A122596

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of BELLUS Health Inc.

Opinion

We have audited the consolidated financial statements of BELLUS Health Inc. (the "Entity"), which comprise:

•	the consolidated statement of financial position as at December 31, 2018

•	the consolidated statement of loss and other comprehensive loss for the year then ended

•	the consolidated statement of changes in shareholders’ equity for the year then ended

•	the consolidated statement of cash flows for the year then ended

•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2018, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "Auditors’ Responsibilities for the Audit of the Financial Statements" section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Other information

Management is responsible for the other information. Other information comprises:

•	The information included in 2018 Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

•	The information, other than the financial statements and the auditors’ report thereon, included in a document entitled "2018 Annual Report".

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in 2018 Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

The information, other than the financial statements and the auditors’ report thereon, included in a document entitled "2018 Annual Report" is expected to be made available to us after the date of this auditors’ report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions,misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Montréal, Canada

February 20, 2019

*CPA auditor, CA, public accountancy permit No. A111162

Bellus health INC.

Consolidated Financial Statements

Years ended December 31, 2019 and 2018

bellus health INC.

Consolidated Statements of Financial Position

December 31, 2019 and 2018

(in thousands of Canadian dollars)

	December 31,	December 31,
	2019	2018
Assets

Current assets:
Cash and cash equivalents (note 5)	$24,276	$14,933
Short-term investments (note 5)	92,608	33,973
Trade and other receivables	313	154
Research tax credits receivable	1,346	655
Prepaid expenses and other assets	3,882	1,149
Total current assets	122,425	50,864

Non-current assets:
Right-of-use asset (notes 4 and 6)	265	—
Other assets	139	77
In-process research and development asset (note 7)	2,359	2,359
Total non-current assets	2,763	2,436
Total Assets	$125,188	$53,300

Liabilities and Shareholders' Equity

Current liabilities:
Trade and other payables (note 8)	$9,671	$2,716
Lease liability (notes 4 and 6)	217	—
Total current liabilities	9,888	2,716

Non-current liabilities:
Lease liability (notes 4 and 6)	27	—
Total non-current liabilities	27	—
Total Liabilities	9,915	2,716

Shareholders' equity:
Share capital (note 9 (a))	609,156	502,706
Other equity (notes 9 (b) (i) and (ii))	28,659	27,101
Deficit	(522,542)	(479,223)
Total Shareholders’ Equity	115,273	50,584
Commitments and contingencies (note 16)
Total Liabilities and Shareholders’ Equity	$125,188	$53,300

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors by:

(Signed) Pierre Larochelle	(Signed) Franklin M. Berger
Director	Director

bellus health INC.

Consolidated Statements of Loss and Other Comprehensive Loss

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data)

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Revenues	$35	$35

Expenses:
Research and development	26,119	7,185
Research tax credits	(710)	(653)
	25,409	6,532
General and administrative	8,726	3,409
Total operating expenses	34,135	9,941
Loss from operating activities	(34,100)	(9,906)
Finance income	1,520	746
Finance costs	(1,886)	(5)
Net finance (costs) income (note 11)	(366)	741
Change in fair value of contingent consideration receivable (note 14)	—	81
Net loss and total comprehensive loss for the year	$(34,466)	$(9,084)

Loss per share (note 13)
Basic and diluted	$(0.73)	$(0.27)

See accompanying notes to consolidated financial statements.

bellus health INC.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars)

	Share	Other
	capital	equity	Deficit	Total
	(note 9 (a))
Balance, December 31, 2018	$502,706	$27,101	$(479,223)	$50,584

Total comprehensive loss for the year:
Net loss and comprehensive loss	—	—	(34,466)	(34,466)
Total comprehensive loss for the year	—	—	(34,466)	(34,466)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in connection with the 2019 Offering
(note 9 (a) (i))	104,591	—	(8,853)	95,738

Issued upon stock options exercise
(note 9 (b) (i))	137	(62)	—	75

Issued upon broker warrants exercise
(note 9 (b) (ii))	1,722	(514)	—	1,208

Stock-based compensation (note 9 (b) (i))	—	2,134	—	2,134

Balance, December 31, 2019	$609,156	$28,659	$(522,542)	$115,273

	Share	Other
	capital	equity	Deficit	Total
	(note 7 (a))
Balance, December 31, 2017	$467,253	$26,202	$(467,167)	$26,288

Total comprehensive loss for the year:
Net loss and comprehensive loss	—	—	(9,084)	(9,084)

Total comprehensive loss for the year	—	—	(9,084)	(9,084)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in connection with the 2018 Offering
(note 9 (a) (ii))	35,000	387	(2,972)	32,415

Issued upon broker warrants exercise
(note 9 (b) (ii))	453	(187)	—	266

Stock-based compensation (note 9 (b) (i))	—	699	—	699

Balance, December 31, 2018	$502,706	$27,101	$(479,223)	$50,584

See accompanying notes to consolidated financial statements.

bellus health INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars)

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Cash flows from (used in) operating activities:
Net loss for the year	$(34,466)	$(9,084)
Adjustments for:
Depreciation (note 6)	158	—
Stock-based compensation	2,134	699
Net finance costs (income)	366	(741)
Change in fair value of contingent consideration	—	(81)
Other items	112	42
Changes in operating assets and liabilities
Trade and other receivables	(159)	279
Research tax credits receivable	(691)	(249)
Prepaid expenses and other assets	(2,564)	(999)
Trade and other payables	7,245	(20)
Financial liabilities – CVRs	—	(20)
	(27,865)	(10,174)

Cash flows from (used in) financing activities:
Issuance of common shares through 2019 Offering, net of share issue costs	95,738	—
Issuance of common shares through 2018 Offering, net of share issue costs	(406)	32,888
Issuance of common shares upon stock options exercise	75	—
Issuance of common shares upon broker warrants exercise	1,208	266
Deferred financing costs	(56)	—
Lease liability – principal repayments	(195)	—
Interest paid	(14)	(5)
	96,350	33,149

Cash flows from (used in) investing activities:
Purchases of short-term investments	(93,367)	(33,751)
Sales of short-term investments	33,482	16,100
Interest received	1,077	340
Interest accrued	17	—
Acquisition of in-process research and development asset, net of costs and deferred development support payments (note 7)	—	475
Proceeds on sale of investment in FB Health (note 14)	—	465
Proceeds from sale of subsidiary, net of costs (note 15)	—	400
	(58,791)	(15,971)
Net increase in cash and cash equivalents	9,694	7,004

Cash and cash equivalents, beginning of year	14,933	7,749
Effect of foreign exchange on cash and cash equivalents	(351)	180

Cash and cash equivalents, end of year	$24,276	$14,933

Supplemental cash flow disclosure:
Non-cash transactions:
Initial recognition of right-of-use asset and lease liability (note 3)	$156	$—
Additions to right-of-use asset and lease liability (note 6)	267	—
Share issue costs - 2018 Offering, in Trade and other payables (note 9(a)(ii))	67	473
Deferred financing costs, in Trade and other payables	152	—
Issuance of broker warrants in connection with 2018 Offering (note 9 (b) (ii))	—	387
Ascribed value related to issuance of common shares upon stock options exercise (note 9 (b) (i))	62	—
Ascribed value related to issuance of common shares upon broker warrants exercise (note 9 (b) (ii))	514	187
Value of DSUs in Prepaid expenses and other assets (note 9 (b) (iii))	96	73

See accompanying notes to consolidated financial statements.

bellus health INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

1.	Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, Canada H7V 4A7. BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol BLU. The Company’s common shares began trading on the Nasdaq on September 9, 2019, concurrently with the closing of the equity offering at that date (refer to note 9 (a) (i)).

The Company completed a share consolidation on the basis of one new common share for every 3.6 outstanding shares effective on August 19, 2019. As a result, all issued and outstanding common shares, stock options, deferred share units, broker warrants and per share amounts contained in these consolidated financial statements have been retrospectively adjusted to reflect the share consolidation for all years presented.

The Company is subject to a number of risks, including risks associated with the conduct of its product candidate’s development programs and results, the establishment of strategic alliances and the successful development of new product candidates and their marketing. The Company has incurred significant operating losses and negative cash flows from operations since inception. To date, the Company has financed its operations primarily through public offerings of common shares, private placements, the issuance of convertible notes, asset sales and the proceeds from research tax credits. The ability of the Company to ultimately achieve future profitable operations is dependent upon the successful development of its product candidates obtaining regulatory approval in various jurisdictions and successful sale or commercialization of the Company’s products and technologies, which is dependent on a number of factors outside of the Company’s control.

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the year ended December 31, 2019, were approved by the Board of Directors on February 26, 2020.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(b)	Basis of measurement (continued):

The financial statements have been prepared on the historical cost basis, except certain of the Company’s accounting policies and disclosures that require the determination of fair value, namely:

-	Liabilities related to cash-settled share-based arrangements and stock-based compensation, which is measured at fair value on grant date pursuant to IFRS 2, Share-based payments.

-	Financial and non-financial assets and liabilities.

In establishing the fair value, the Company uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

(c)	Functional and presentation currency:

Items included in the consolidated financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency for all years presented.

Change in functional and presentation currency in 2020:

As a result of the advancement of the Company’s development programs, the Company anticipates higher research and development costs in future periods which will be denominated mainly in US dollars. In addition, these will be financed from proceeds received from the new financing in US dollars in September 2019 (refer to note 9 (a) (i)). As a result of these changes the Company has determined that the US dollar will better reflect the primary economic environment in which the Company will operate in the future. As a result of these changes, a significant portion of the Company’s expenses and net assets are and will continue to be denominated in US dollars. Therefore, effective January 1, 2020, the Company adopted the US dollar as its functional and presentation currency. On January 1, 2020, the change in functional currency will result in the assets, liabilities and equity transactions as of January 1, 2020 being translated in US dollars using the exchange rate in effect on that date and the change in functional currency will then be applied prospectively. The change in presentation currency will be applied retrospectively resulting in the comparative financial information being recasted into US dollars.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

A critical judgment in applying accounting policies that has the most significant effect on the amounts recognized in the consolidated financial statements relates to the use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment is included within the following notes and is described below:

(i)	Estimation of accrued expenses:

As part of the process of preparing its financial statements, the Company is required to estimate its accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with personnel and service providers to identify services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost.

For research and development activities, the majority of service providers invoice the Company in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. There may also be instances in which payments to the service providers will exceed the level of services provided and result in a prepayment of the expense.

The Company estimates its accrued expenses and prepaid expenses as of each statement of financial position date in its financial statements based on facts and circumstances known at that time.

(ii)	Estimating the recoverable amount of the in-process research and development asset related to BLU-5937 for the purpose of the annual impairment test (note 7).

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

Other areas requiring the use of management estimates and judgements include assessing the recoverability of research tax credits as well as estimating the initial fair value of equity-classified stock-based compensation. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they are made and in future periods affected.

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

Subsidiaries are entities controlled by BELLUS Health Inc. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash, cash equivalents and short-term investments:

The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents. Investments with maturities greater than three months and less than one year are presented as short-term investments in the consolidated statement of financial position.

(c)	Revenue recognition:

Revenue from contracts with customers is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. A company recognizes revenue when it transfers control of a product or service to a customer. The Company does not have any revenue from contracts with customers.

Revenue from other contracts may be derived from development and other services provided by the Company. Revenue from contracted services is recognized over time as the contracted services are performed.

Consideration received from other contracts may also include amounts received as licensing fees, costs reimbursements, sales-based royalty payments, upfront payments and regulatory and sales-based milestone payments for specific achievements. Revenue is recognized in income only when conditions and events under the contract have been met or occurred and it is probable that the Company will collect the consideration to which it is entitled.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(d)	Research and development:

Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company's development programs. Overhead expenses comprise general and administrative support provided to the development programs and involve costs associated with support activities.

Research expenditures undertaken with the prospect of gaining new scientific or technical knowledge are expensed as incurred. Development expenditures are deferred when they meet the criteria for capitalization in accordance with IFRS, and the future benefits could be regarded as being reasonably certain. The criteria to be fulfilled in order to capitalize development costs are if such costs can be measured reliably, if the product or process is technically and commercially feasible, if future economic benefits are probable and if the Company intends to and has sufficient resources to complete the development and to use or sell the asset. As at December 31, 2019 and 2018, no development costs were deferred.

(e)	In-process research and development asset:

The in-process research and development (“IPR&D”) asset acquired by the Company in 2017 is accounted for as an indefinite-lived intangible asset until the project is completed or abandoned, at which point it will be amortized or impaired, respectively. Subsequent research and development costs associated with the IPR&D asset are accounted for consistent with the research and development policy in note 3 (d).

The Company assesses at each reporting date whether there is an indication that the asset may be impaired. Irrespective of whether there is any indication of impairment, the IPR&D asset is tested for impairment annually by comparing its carrying amount with its recoverable amount.

The asset’s recoverable amount is the greater of its fair value less costs to sell and its value in use. If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount immediately. Impairment losses are recognized in income. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, had no impairment loss been recognized for the asset in prior years.

Bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(f)	Government assistance:

Government assistance, consisting of research tax credits, is recorded as a reduction of the related expense. Research tax credits are recognized when management determines that there is reasonable assurance that the tax credits will be received. Research tax credits claimed for the current and prior years are subject to government review and approval which could result in adjustments to amounts recognized by the Company. Adjustments from tax authorities, if any, would be recognized in the period of revision.

(g)	Foreign exchange:

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the transaction. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are recognized in income.

(h)	Income taxes:

Deferred tax is recognized for temporary differences between the financial reporting bases and the income tax bases of the Company’s assets and liabilities and is recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(j)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of dilutive stock options and broker warrants. The number of additional shares is calculated by assuming that outstanding stock options and broker warrants were exercised, and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(k)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment arrangements:

The Company follows the fair value-based method to account for stock options granted to employees, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period with a corresponding increase to equity. For the stock options with graded vesting, the fair value of each tranche is recognized over its respective vesting period. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.

When stock options are exercised, the Company issues new shares. The proceeds received, together with the related portion previously recorded in other equity, are credited to share capital.

Bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(k)	Employee benefits (continued):

(ii)	Share-based payment arrangements (continued):

The Company also grants Deferred Share Units (“DSU”) as compensation for directors and designated employees. Upon termination of service, DSU participants are entitled to receive for each DSU credited to their account the payment in cash on the date of settlement based on the value of a BELLUS Health common share. For DSUs, compensation cost is measured based on the market price of the Company's common shares from the date of grant through to the settlement date. Any changes in the market value of the Company's common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded in income in the same line item as stock-based compensation expense.

(l)	Financial instruments:

The Company measures its financial instruments as follows:

Financial assets and Financial liabilities

(i)	Recognition and initial measurement:

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(ii)	Classification and subsequent measurement:

Financial assets - Classification:

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) – debt investment, FVOCI – equity investment or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(l)	Financial instruments (continued):

Financial assets and Financial liabilities (continued)

(ii)	Classification and subsequent measurement (continued):

Financial assets - Classification (continued):

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as at FVTPL: it is held within a business model whose objective is to hold assets to collect contractual cash flows; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL: it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest in the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment by investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Subsequent measurement and gains and losses:

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in income. Any gain or loss on derecognition is recognized in income.

Debt investments at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in income. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to income.

Equity investments at FVOCI are subsequently measured at fair value. Dividends are recognized as income in income unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to income.

Bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(l)	Financial instruments (continued):

Financial assets and Financial liabilities (continued)

(ii)	Classification and subsequent measurement (continued):

Financial assets - Subsequent measurement and gains and losses (continued):

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses are recognized in income.

Financial liabilities - Classification:

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition.

Financial liabilities - Subsequent measurement and gains and losses:

Financial liabilities at FVTPL are subsequently measured at fair value and net gains and losses, including any interest expense, are recognized in income. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in income. Any gain or loss on derecognition is also recognized in income.

Cash, cash equivalents and short-term investments, trade receivables, amounts receivable under license agreements and other receivables are measured at amortized cost.

Trade and other payables are measured at amortized cost.

Share capital

Common shares and preferred shares that are not redeemable or are redeemable only at the Company’s option are classified as equity. Incremental costs directly attributable to the issue of equity-classified shares are recognized as a deduction from the deficit, net of any tax effects.

4.	Changes in significant accounting policies

The Company has initially adopted IFRS 16, Leases effective on January 1, 2019.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, BELLUS Health, as a lessee, has recognized a right-of-use asset representing its rights to use the underlying asset and a lease liability representing its obligation to make lease payments in its statement of financial position, in relation to its property lease.

Bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

4.	Changes in significant accounting policies (continued)

The Company has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated. It is presented under lAS 17, Leases and related interpretations. There was no impact to the deficit at January 1, 2019 upon the adoption of IFRS 16.

The details of the changes in accounting policies are disclosed below.

(a)	Definition of a lease:

The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under lAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or modified on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, BELLUS Health allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. However, for its lease of property in which it is a lessee, the Company has elected not to separate non-lease components and will instead account for the lease and non-lease components as a single lease component.

(b)	As a lessee:

(i)	Significant accounting policies:

BELLUS Health recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

4.	Changes in significant accounting policies (continued)

(b)	As a lessee (continued):

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

(ii)	Transition:

Prior to January 1, 2019, the Company classified its property lease as an operating lease under lAS 17.

(c)	Impacts on consolidated financial statements:

(i)	Impacts on transition:

On transition to IFRS 16, the Company recognized a right-of-use asset and a corresponding lease liability. The impact on transition is summarised below:

January 1,
2019
Right-of-use asset	$156
Lease liability	(156)

When measuring the lease liability for the property lease that was previously classified as an operating lease, the Company discounted the remaining lease payments using its incremental borrowing rate as at January 1, 2019. The rate applied was 5%.

January 1,
2019
Operating lease commitment as at December 31, 2018 as disclosed in the Company’s consolidated financial statements	$164
Discounting of lease payments	(8)
Lease liability recognized as at January 1, 2019	$156

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

4.	Changes in significant accounting policies (continued)

(c)	Impacts on consolidated financial statements:

(ii)	Impacts for the year:

Under IFRS 16, the Company has recognized depreciation and interest expense on its right-of-use asset and lease liability, respectively, instead of an operating lease expense. During the year ended December 31, 2019, the Company recognized in its consolidated statement of loss and other comprehensive loss $158 of depreciation expense (of which $111 is presented in Research and development expenses and $47 is presented in General and administrative expenses) and $16 of interest, presented in Finance costs. For the year ended December 31, 2018, the Company recognized $147 of operating lease expense.

5.	Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	December 31,	December 31,
	2019	2018
Cash balances with banks	$7,137	$1,464
Short-term investments with initial maturities of less than three months:
High interest savings accounts, yielding interest at 1.28% to 1.85% as at December 31, 2019 (December 31, 2018 – 1.70% to 1.95%)	17,139	13,469
Cash and cash equivalents	24,276	14,933

Short-term investments with initial maturities greater than three months and less than one year:
Term deposits issued in US currency (US$36,701), yielding interest at 1.80% to 2.15% at December 31, 2019 (December 31, 2018 – US$10,510, 2.96% to 3.10%)	47,675	14,333
Term deposit issued in CDN currency, yielding interest at 1.92% to 2.60% at December 31, 2019 (December 31, 2018 – 1.90% to 3.10%)	15,555	19,640
Bearer deposit notes issued in US currency (US$22,616), yielding interest at 1.76% to 1.83% at December 31, 2019	29,378	—
Short-term investments	92,608	33,973

Cash, cash equivalents and short-term investments	$116,884	$48,906

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

6.	Right-of-use asset and lease liability:

BELLUS Health Inc. leases office space in Laval, Quebec, Canada. An amendment to the Company’s property lease was signed on June 25, 2019, extending the property lease by an additional one-year term beyond the initial expiry on January 31, 2020, to January 31, 2021. In addition, the Company entered into a property lease on November 1, 2019 for additional office space at the same location, which expires on January 31, 2021.

Right of use asset:

Net book
Value
Cost:
Balance as at January 1, 2019	$156
Additions to right-of-use asset	267
Balance as at December 31, 2019	$423

Accumulated amortization:
Balance as at January 1, 2019	$—
Depreciation expense for the year	(158)
Balance as at December 31, 2019	$(158)

Net book value:
Balance as at January 1, 2019	$156
Balance as at December 31, 2019	$265

Lease liability:

Carrying
Value
Balance as at January 1, 2019	$156

Additions to lease liability	267

Interest expense	16
Principal repayment	(195)
Balance as at December 31, 2019	$244
Current portion of lease liability	217
Non-current portion of lease liability	$27

The remaining life of the Company’s property leases as of December 31, 2019 is 1.1 year.

Lease payments were discounted using an incremental borrowing rate of 5%.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

6.	Right-of-use asset and lease liability (continued):

Lease liability (continued):

Minimum annual payments under the non-cancelable leases, undiscounted, are as follows:

Years ending December 31,

2020	$230
2021 and after	29
$259

7.	In-process research and development asset:

BELLUS Health acquired the IPR&D asset related to BLU-5937 in February 2017 through the obtention from the NEOMED Institute (“NEOMED”) of an exclusive worldwide license to develop and commercialize BLU-5937, a potent, highly selective, orally bioavailable small molecule antagonist of the P2X3 receptor, a clinically validated target for chronic cough. The IPR&D asset is accounted for as an indefinite-lived intangible asset until the project, currently in its clinical phase, is completed or abandoned, at which point it will be amortized or impaired, respectively. The carrying value of the IPR&D asset related to BLU-5937 amounted to $2,359 as at December 31, 2019 and 2018.

Under the terms of the agreement, NEOMED provided development support to the BLU-5937 program, of which an amount of $475 was received by the Company in May 2018.

As at December 31, 2019 and 2018, the carrying amount of the IPR&D asset related to BLU-5937 did not exceed its estimated recoverable amount. The recoverability of this asset is dependent on successfully developing this project and achieving the expected future revenues from commercialization.

8.	Trade and other payables:

Trade and other payables consist of:

	December 31,	December 31,
	2019	2018
Trade payables	$5,164	$555
Other accrued liabilities	2,205	1,495
DSU liability (note 9 (b) (iii))	2,302	666
	$9,671	$2,716

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

9.       Shareholders’ equity:

(a)       Share capital:

The authorized share capital of the Company consists of:

•         an unlimited number of voting common shares with no par value; and

•         an unlimited number of non-voting preferred shares, issuable in one or more series, with no par value.

Issued and outstanding common shares are as follows:

	Number	Dollars
Balance, December 31, 2018	43,622,136	$502,706

Issued in connection with the 2019 Offering (note 9 (a) (i))	11,179,451	104,591

Issued upon stock options exercise (note 9 (b) (i))	41,667	137

Issued upon broker warrants exercise (note 9 (b) (ii))	535,406	1,722

Balance, December 31, 2019	55,378,660	$609,156

	Number	Dollars
Balance, December 31, 2017	33,193,774	$467,253

Issued in connection with the 2018 Offering (note 9 (a) (ii))	10,233,918	35,000

Issued upon broker warrants exercise (note 9 (b) (ii))	194,444	453

Balance, December 31, 2018	43,622,136	$502,706

(i)	On September 9, 2019, the Company closed an equity offering, issuing 9,859,155 common shares from treasury at a price of $9.35 (US$7.10) per share for gross proceeds of $92,176 (US$70,000), and on September 17, 2019, the underwriters of the equity offering partially exercised their option to purchase additional common shares (over-allotment option) to purchase common shares of the Company, resulting in the issuance of an additional 1,320,296 common shares from treasury at a price of $9.40 (US$7.10) per share, for additional gross proceeds of $12,415 (US$9,374) (together, the “2019 Offering”). Share issue costs of $8,853, comprised mainly of agents’ commission, legal, professional and filing fees, have been charged to the deficit.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

9.       Shareholders’ equity (continued):

(a)       Share capital (continued):

(ii)	On December 18, 2018, the Company closed an equity offering, issuing a total of 10,233,918 common shares from treasury at a price of $3.42 per share for aggregate gross proceeds of $35,000 (the “2018 Offering”). Share issue costs of $2,972, comprised mainly of agent commission, legal, professional and filing fees of $2,585, as well as broker warrants having a fair value of $387 (refer to note 9 (b) (ii)), have been charged to the deficit.

(b)       Share-based payment arrangements:

(i)   Stock Option Plan:

Under its stock option plan, the Company may grant options to purchase common shares to directors, officers, employees and consultants of the Company (the “Stock Option Plan”). The number of common shares subject to each stock option, the vesting period, the expiration date and other terms and conditions related to each stock option are determined and approved by the Board of Directors. In general, stock options vest over a period of up to five years and are exercisable over a period of 10 years from the grant date. The aggregate number of common shares reserved for issuance under this plan shall not exceed 12.5% of the total issued and outstanding common shares of the Company from time to time. The aggregate number of common shares reserved for issuance at any time to any optionee shall not exceed 5% of the issued and outstanding common shares of the Company. The aggregate number of common shares issuable or reserved for issuance to insiders of the Company under this plan and any other share compensation arrangement of the Company cannot at any time exceed 10% of the issued and outstanding common shares of the Company. The option price per share is equal to the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the TSX.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

9.       Shareholders’ equity (continued):

(b)      Share-based payment arrangements (continued):

(i)   Stock Option Plan (continued):

Changes in outstanding stock options issued under the Stock Option Plan for the years ended December 31, 2019 and 2018 were as follows:

	Number	Weighted average exercise price
Balance, December 31, 2018	3,220,280	$1.47
Granted (1) (2) (3)	1,548,330	5.79
Exercised	(41,667)	1.80
Balance, December 31, 2019	4,726,943	$2.88

	Number	Weighted average exercise price
Balance, December 31, 2017	2,025,834	$1.58
Granted (4) (5)	1,194,446	1.29
Balance, December 31, 2018	3,220,280	$1.47

(1)	1,015,275 stock options were granted on February 20, 2019, having an exercise price of $4.36; 895,830 stock options granted to key management personnel and 119,445 granted to other employees.
(2)	20,833 stock options were granted to other employees on August 7, 2019, having an exercise price of $11.41.
(3)	512,222 stock options were granted on November 13, 2019, having an exercise price of $8.39; 472,222 stock options granted to key management personnel and 40,000 granted to other employees.
(4)	1,152,779 stock options were granted on February 20, 2018, having an exercise price of $1.26; 1,055,558 granted to key management personnel and 97,221 granted to other employees.
(5)	41,667 stock options were granted on July 10, 2018 to other employees, having an exercise price of $2.05.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

9.       Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(i) Stock Option Plan (continued):

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2019:

	Options outstanding		Options exercisable
		Weighted
		average
		years to
Exercise price/share	Number	expiration	Number
$1.08	730,556	7.3	299,722
$1.26	1,152,779	8.1	230,556
$1.51	55,556	7.9	22,222
$1.80	1,152,777	2.6	1,152,777
$2.05	41,667	8.5	8,333
$3.78	16,667	2.6	16,667
$4.03	28,611	6.2	17,167
$4.36	1,015,275	9.1	—
$8.39	512,222	9.9	—
$11.41	20,833	9.6	—
	4,726,943	7.1	1,747,444

Stock-based compensation:

For the year ended December 31, 2019, the Company recorded a stock-based compensation expense related to stock options granted under the stock option plan in the amount of $2,134 in the consolidated statement of loss and other comprehensive loss; from this amount, $540 is presented in Research and development expenses and $1,594 is presented in General and administrative expenses (2018 – $699, $109 presented in Research and development expenses and $590 presented in General and administrative expenses).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

9.       Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(i) Stock Option Plan (continued):

Stock-based compensation (continued):

The weighted average assumptions for stock options granted during the years ended December 31, 2019 and 2018 were as follows:

	2019 (1)	2018 (2)

Weighted average fair value of stock options at grant date	$4.72	$1.04
Weighted average share price	$5.79	$1.29
Weighted average exercise price	$5.79	$1.29
Risk-free interest rate	1.73%	2.19%
Expected volatility	100%	100%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

(1)     Stock options were granted on February 20, 2019, August 7, 2019 and November 13, 2019.

(2)     Stock options were granted on February 20, 2018 and July 10, 2018.

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

(ii) Broker warrants:

In connection with the 2018 Offering on December 18, 2018 (refer to note 9 (a) (ii)), the Company issued 402,851 broker warrants exercisable for common shares. Each broker warrant entitles the holders to buy one common share at a price of $3.42 per share for a period of 18 months from the closing of the 2018 Offering. The fair value of brokers warrants of $387 was allocated to Other Equity upon issuance.

Changes in outstanding broker warrants for the years ended December 31, 2019 and 2018 were as follows:

	Number	Dollars

Balance, December 31, 2018	710,278	$683
Exercised – from the 2018 Offering (1)	(231,261)	(222)
Exercised – from the 2017 Offering (2)	(304,145)	(292)
Expired – from the 2017 Offering	(3,282)	(3)

Balance, December 31, 2019	171,590	$166

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

9.       Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(ii) Broker warrants (continued):

	Number	Dollars

Balance, December 31, 2017	501,871	$483
Issued in connection with the 2018 Offering	402,851	387
Exercised – from the 2017 Offering (3)	(194,444)	(187)

Balance, December 31, 2018	710,278	$683

(1)	In 2019, the Company issued a total of 231,261 common shares from treasury upon the exercise of a total of 231,261 broker warrants issued in connection with the 2018 Offering. As a result of their exercise, the aggregate carrying value of the broker warrants of $222, initially allocated to Other equity pending the issuance of common shares, was reclassified to Share capital.

(2)	In 2019, the Company issued a total of 304,145 common shares from treasury upon the exercise of a total of 304,145 broker warrants issued in connection with the Company’s equity offering on December 12, 2017 (the “2017 Offering”). Each broker warrant issued entitled the holders to buy one common share at a price of $1.37 per share for a period of 18 months from the closing of 2017 Offering. As a result of their exercise, the aggregate carrying value of the broker warrants of $292, initially allocated to Other equity pending the issuance of common shares, was reclassified to Share capital.

(3)	On September 12, 2018, the Company issued 194,444 common shares from treasury upon the exercise of 194,444 broker warrants issued in connection with the 2017 Offering. As a result of their exercise, the carrying value of the broker warrants of $187, initially allocated to Other equity pending the issuance of common shares, was reclassified to Share capital.

The fair value of broker warrants issued was estimated on the date of issuance using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

9.       Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(ii) Broker warrants (continued):

The assumptions for broker warrants issued during the year ended December 31, 2018 were as follows:

2018 (1)

Fair value of broker warrants at grant date	$0.96
Share price	$3.42
Exercise price	$3.42
Risk-free interest rate	1.95%
Expected volatility	56%
Expected life in years	1.5
Expected dividend yield	Nil

(1)	Broker warrants issued on December 18, 2018 in connection with the 2018 Offering.

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

(iii) Deferred share unit (DSU) plan:

The Company has a deferred share unit (“DSU”) plan for employees and members of the Board of Directors created to afford the Company the flexibility to offer DSUs as an alternative to cash compensation.

The price of DSUs is determined by the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the plan. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited, multiplied by the 5-day market value weighted average price of common shares prior to the date on which a notice of redemption is filed.

For DSUs, compensation cost is measured based on the market price of the Company's common shares from the date of grant through to the settlement date. Any changes in the market value of the Company's common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded in income.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

9.       Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(iii) Deferred share unit (DSU) plan (continued):

Changes in the number of units for the years ended December 31, 2019 and 2018 were as follows:

Number of units	2019	2018
Balance, beginning of year	181,352	60,543
Units granted (1)	53,281	120,863
Units redeemed	—	(54)
Balance, end of year	234,633	181,352
Balance of DSU liability, included in Trade and other payables	$2,302	$666

(1) All DSUs were granted to key management personnel.

During the year ended December 31, 2019, the Company granted 53,281 DSUs having a weighted average fair value per unit of $5.12. During the year ended December 31, 2018, the Company granted 120,863 DSUs having a weighted average fair value per unit of $1.98, and 54 units were redeemed at a fair value per unit of $3.84.

As at December 31, 2019, the Company estimated the fair value of the DSU liability at $2,302, based on the market price of the Company's common shares at that date ($666 as at December 31, 2018). The stock-based compensation expense related to the DSU plan recorded in the consolidated statement of loss for the year ended December 31, 2019 amounted to $1,613; from this amount, $3 is presented in Research and development expenses and $1,610 is presented in General and administrative expenses (2018 – $512; $1 presented in Research and development expenses and $511 presented in General and administrative expenses). The value of DSUs granted in 2019 for which services have not been rendered as at December 31, 2019 amounted to $96 and is presented in Prepaid expenses and other assets in the consolidated statement of financial position (the value of DSUs granted in 2018 for which services have not been rendered as at December 31, 2018 amounted to $73).

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

10.       Personnel expenses:

The aggregate compensation to personnel of the Company for the years ended December 31, 2019 and 2018 is set out below:

	2019	2018

Short-term benefits	$3,467	$2,412
DSU plan expense	1,613	512
Stock option plan expense	2,134	699
	$7,214	$3,623

11.       Net finance (costs) income:

Finance income and Finance costs for the years ended December 31, 2019 and 2018 were attributed as follows:

	2019	2018

Interest income	$1,520	$362
Foreign exchange gain	—	384
Finance income	1,520	746

Interest expense on lease liability (note 6)	(16)	—
Interest and bank charges	(14)	(5)
Foreign exchange loss	(1,856)	—
Finance costs	(1,886)	(5)
Net finance (costs) income	$(366)	$741

12.       Income taxes:

Deferred tax expense

	December 31,	December 31,
	2019	2018

Origination and reversal of temporary differences	$(8,564)	$(2,111)
Change in unrecognized deductible temporary differences
including effect of change in tax rate of $32
in 2019 (2018 – $26)	8,564	2,111
Deferred tax expense	$—	$—

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

12.       Income taxes (continued):

Deferred tax expense (continued)

Reconciliation of effective tax rate:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Loss before income taxes:
Canadian operations	$(34,140)	$(9,084)
US operations	(326)	—
	(34,466)	(9,084)
Tax using the Company’s domestic tax rate	(9,168)	(2,425)
Change in unrecognized deductible temporary differences	8,564	2,111
Difference in tax rate of a foreign subsidiary	18	—
Non-taxable accounting gain on sale of investment in FB Heath and sale of subsidiary	—	(22)
Effect of change in tax rate	32	26
Non-deductible stock option expense	568	186
Permanent differences and other items	(14)	124
Total deferred tax expense	$—	$—

The applicable statutory tax rates are 26.6% in 2019 and 26.7% in 2018. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Company operates. The decrease is due to the reduction of the Quebec income tax rate in 2019 from 11.7% to 11.6%.

Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities:

As at December 31, 2019 and 2018, recognized deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2019	2018	2019	2018	2019	2018
Taxes losses carried forward	$79	$25	$—	$—	$79	$25
Right-of-use assets	—	—	(70)	—	(70)	—
Equipment	—	—	—	(16)	—	(16)
Trade and other receivables	—	—	(9)	(9)	(9)	(9)
Tax assets (liabilities)	79	25	(79)	(25)	—	—
Set off of tax	(79)	(25)	79	25	—	—
Net tax assets (liabilities)	$—	$—	$—	$—	$—	$—

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

12.       Income taxes (continued):

Deferred tax assets and liabilities (continued)

Unrecognized deferred tax assets and investment tax credits:

As at December 31, 2019 and 2018, the amounts and expiry dates of tax attributes and temporary differences for which no deferred tax assets was recognized were as follows:

	December 31, 2019		December 31, 2018
	Federal	Provincial	Federal	Provincial
Research and development expenses, without time limitation	$9,874	$10,084	$6,300	$6,496

Federal research and development investment tax credits
2037	309	—	309	—
2038	464	—	462	—
2039	519	—	—	—
	1,292	—	771	—

Tax losses carried forward
2032	338	211	338	211
2033	894	1,148	894	894
2034	822	822	822	822
2035	1,116	1,116	1,116	1,051
2036	1,143	1,143	1,143	1,143
2037	2,251	2,476	2,311	2,476
2038	5,025	4,886	5,131	4,947
2039	29,488	29,318	—	—
	41,077	41,120	11,755	11,544

Capital losses	14,199	14,199	14,120	14,120

Other deductible temporary differences, without time limitation	$11,655	$11,655	$3,808	$3,808

Deferred tax assets and investments tax credits have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Company’s products and technologies.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

13.	Loss per share:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Basic weighted average number of common shares outstanding	47,430,219	33,616,869

Basic and diluted loss per share	$(0.73)	$(0.27)

Excluded from the calculation of the diluted loss per share for the years ended December 31, 2019 and 2018 is the impact of all stock options granted under the Stock Option Plan and broker warrants, as they would be anti-dilutive.

Stock options granted under the Stock Option Plan and broker warrants could potentially be dilutive in the future.

14.	Sale of investment in FB Health:

The Company received an amount of $465 in November 2018 as payment of the contingent consideration receivable in relation to the sale of its equity interest in FB Health S.p.A in June 2017.

Prior to payment, the Company adjusted the estimated fair value of the contingent consideration receivable to $465 in the consolidated statement of financial position, based on available information representing management’s revised best estimate of the amount to be received ($384 as at December 31, 2017). The change in fair value for the year ended December 31, 2018 amounted to $81, presented in the consolidated statement of loss and other comprehensive loss.

15.	Sale of subsidiary:

The Company received an amount of $400 in January 2018 as deferred payment on the sale of its wholly-owned subsidiary, Thallion Pharmaceuticals Inc., to Taro Pharmaceuticals Inc. in March 2017.

16.	Commitments and contingencies:

(a)   Contracts in the normal course of business:

The Company enters into contracts in the normal course of business, including for research and development activities, consulting and other services.

As at December 31, 2019, the Company has commitments for expenditures related to contracts for research and development activities of approximately $11,332 (approximately $6,785 as at December 31, 2018), of which $11,216 is due in 2020 and $116 is due in 2021.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

16.	Commitments and contingencies (continued):

(b)       Indemnity agreement:

The Company is potentially liable in relation to the following indemnity agreement:

In March 2017, the Company entered into a Share Purchase Agreement with Taro for the sale of the Company’s wholly-owned subsidiary Thallion, including all the rights to the drug candidate ShigamabTM. The Company agreed to indemnify Taro, subject to certain conditions and limitations, for losses which it may suffer or incur, arising out of any debts, liabilities, commitments or obligations of any nature resulting from any matters, actions, events, facts or circumstances related to the activities or affairs of Thallion, which occurred prior to the effective time of the Share Purchase Agreement. No indemnity provision has been recorded by the Company as at December 31, 2019 and 2018 for this matter as the Company does not expect to make any payments under this indemnity agreement.

(c)       License agreements and research collaborations:

(i)	In February 2017, BELLUS Health announced that it had obtained from NEOMED an exclusive worldwide license to develop and commercialize BLU-5937 (refer to note 7). Under the terms of the agreement, the Company is committed to pay NEOMED a royalty on potential net sales-based future revenues from BLU-5937, and in lieu of milestone payments, a certain portion of all other revenues received from BLU-5937 in accordance with a pre-established schedule whereby the shared revenue portion decreases as the program progresses in development. No amount is payable as at December 31, 2019 and 2018 under this agreement.

(ii)	In the past the Company has entered into various agreements whereby future cash payments may be made based on criteria such as sales for certain legacy products. The Company has not recorded any provision on such agreements as the possibly for a payment is remote.

(d)   Consulting and services agreement:

The payments under the consulting and services agreement with Picchio International Inc. (Picchio International) (refer to note 17 (b)) will amount to $250 in 2020, plus the reimbursement of applicable expenses for services rendered under the agreement.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

1	6.	Commitments and contingencies (continued):

(e)       Letter of credit:

As at December 31, 2019, the Company is contingently liable for a letter of credit in the amount of $50 (2018 - $50). Cash is pledged under the letter of credit and is presented as non-current Other assets in the consolidated statement of financial position as at December 31, 2019.

17.	Related party transactions:

(a)	There is no single ultimate controlling party.

(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $381 for both of the years ended December 31, 2019 and 2018.

(c)	Key management personnel:

The Chief Executive Officer, Chief Medical Officer, Vice-Presidents and Directors of BELLUS Health are considered key management personnel.

The aggregate compensation to key management personnel of the Company for the years ended December 31, 2019 and 2018 is set out below:

	2019	2018

Short-term benefits	$2,384	$1,810
DSU plan expense	1,613	512
Stock option plan expense	1,868	626
	$5,865	$2,948

18.	Segment disclosures:

Business segment:

The Company operates in one business segment, which is the development of therapeutic candidates for the treatment of health disorders. As at December 31, 2019, the Company’s operations were conducted in Canada and the United States. All of the Company’s non-current assets are located in Canada.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

19.	Capital management:

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, including pipeline expansion, general and administrative expenses, working capital and overall capital expenditures.

Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares, private placements, the issuance of convertible notes, asset sales and the proceeds from research tax credits. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants, interest income, as well as with proceeds from collaboration and research agreements, asset sales or product licensing agreements.

Historically, when the Company had the option, it has settled its obligations through the issuance of common shares instead of in cash to preserve its liquidities to finance its operations and future growth.

The Company defines capital to include total shareholders’ equity.

The capital management objectives remain the same as previous fiscal year.

As at December 31, 2019, cash, cash equivalents and short-term investments amounted to $116,884. The Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any capital requirements that are externally imposed.

20.	Financial instruments:

(a)   Financial instruments - carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

For its financial assets and liabilities measured at amortized cost as at December 31, 2019, the Company has determined that the carrying value of its short-term financial assets and liabilities (consisting of cash, cash equivalents and short-term investments, trade receivables, amounts receivable under license agreements and other receivables, and trade and other payables) approximates their fair value because of the relatively short periods to maturity of these instruments.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

20.       Financial instruments (continued):

(b)   Credit risk management:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade and other receivables. The Company invests cash mainly with major North American financial institutions. Cash equivalents and short-term investments are comprised of fixed income instruments with a high credit ranking (not less than A-1) as rated by Standard and Poor’s. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company's liquidity needs and yields that are appropriate.

As at December 31, 2019, the Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

(c)   Liquidity risk management:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company requires continued access to capital markets to support its operations, as well as to achieve its strategic plans. Any impediments to the Company’s ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of the Company’s financial condition or prospects, could have a materially adverse effect on the Company. In addition, the Company’s access to financing is influenced by the economic and credit market environment.

The Company manages liquidity risk through the management of its capital structure, as outlined in note 19. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews, approves and monitors the Company’s operating and capital budgets, as well as any material transactions.

The balance of accounts payable and accrued liabilities is due within one year. For information on the maturity of commitments and contingencies, see note 16.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

20.       Financial instruments (continued):

(d)   Foreign currency risk management:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than Canadian dollars. The Company’s exposure relates primarily to changes in the Canadian dollar versus the US dollar exchange rate. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company’s cash flows and the reported amounts for revenue and expenses in income. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each statement of financial position date, the impact of which is reported as a foreign exchange gain or loss in income. The Company holds a portion of its cash, cash equivalents and short-term investments in US dollars to meet its liquidity needs in US dollars, but does not use derivative financial instruments to reduce its foreign exchange exposure.

The following table provides an indication of the Company’s significant foreign currency exposures as at December 31, 2019:

December 31,
(in CDN dollars)	2019
Net assets denominated in US dollars:
Cash and cash equivalents	$16,317
Short-term investments	77,053
Other assets	45
Trade and other payables	(5,670)
$87,745

Based on the Company’s net foreign currency exposure noted above, and assuming that all other variables remain constant, a hypothetical 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $8,775 in income.

The $US to $CDN exchange rate applied as at December 31, 2019 was 1.2990.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

20.	Financial instruments (continued):

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Short-term fixed and variable interest rate
Short-term investments	Short-term fixed interest rate
Restricted cash	Short-term fixed interest rate

Based on the carrying amount of the Company’s variable interest-bearing financial instruments as at December 31, 2019, an assumed 1% increase or 1% decrease in interest rates during such period would have resulted in an increase/decrease of $171 in income.

Management believes that the risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and short-term investments is limited because these investments have short-term maturities and are generally held to maturity.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Interest income presented in the consolidated statement of loss represents interest income on financial assets classified as loans and receivables.